

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2021

Mohsin Meghji
Executive Chairman of the Board of Directors
M3-Brigade Acquisition III Corp.
1700 Broadway, 19th Floor
New York, NY 10019

> **Re: M3-Brigade Acquisition III Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed September 8, 2021**
> **File No. 333-256017**

Dear Mr. Meghji:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to S-1 Filed September 8, 2021

Expressions of Interest, page 26

1. You added disclosure that the representative "and/or its affiliates or accounts over which it and/or its affiliates have discretionary authority have expressed an interest in purchasing up to 6.5%" of the offered units, which could be increased "in the aggregate" up to 9.9%. Please revise your disclosure to identify each of the referenced "entities" and to clarify whether each might purchase up to 9.9% or if instead that amount refers to the ceiling for all purchases by the representative, its affiliates, and the accounts over which they have discretionary authority. If the 9.9% refers to the amount each such entity which has expressed an interest might purchase, then please clearly disclose the maximum amount of units (and percentage of the offering) which all such entities could purchase in total. In that case, also disclose that if these entities purchase the units (either in this offering or

after) and vote in favor of your initial business combination, a smaller portion of affirmative votes from other public shareholders would be required to approve your initial business combination, and disclose the percentage required if you solicit proxies for a business combination.

Capitalization, page 85

2. We note you removed the warrant liabilities from the presentation of your capitalization and in your calculation of dilution at page 84, however your financial statement disclosures at page F-30 continue to state that you expect to account for the public and private placement warrants as liabilities in accordance with ASC 815-40. Please clarify how you will account for the warrants and revise your disclosures to correct these inconsistencies in your next amendment. To the extent you no longer intend to account for the warrants as liabilities, please explain the factors that led to the change in classification from liabilities and cite the underlying guidance that supports your accounting.

Our Forward Purchase Agreement and Committed Capital, page 107

3. We note your new disclosure regarding a forward purchase agreement [the FPA], including that you "expect to enter into a [FPA] with an affiliate of our sponsor, which will provide for the purchase of up to $40,000,000 of shares of Class A common stock" and that the "amount of forward purchase shares to be purchased by our sponsor under the [FPA] may be increased at our request at any time prior to our initial business combination, but only if agreed to by the affiliate of our sponsor in its sole discretion." You list as exhibit 10.9 a form of the FPA "by and between the Registrant and the investors listed as purchasers on the signature page thereof."

    We will need to consider the actual provisions of the FPA once you file it as exhibit 10.9, such as the nature of the "binding obligation" and the related "conditions" you reference at page 26. Please revise to discuss those items in greater detail, and provide enhanced disclosure to identify the "investors" and the "affiliate" and to quantify the (maximum) amount of any potential increase to the number of shares the sponsor might purchase. Also revise to clarify why the FPA appears to be with "investors" or an affiliate of the sponsor even though you suggest that the sponsor will be the entity making the purchases.

4.   You suggest that your "committed capital makes us more attractive to both asset owners and management teams of potential business combination targets" and that your ability to complete the initial business combination "will be enhanced by the certainty we bring through the significant [FPA]...." But you also disclose that the amount of forward purchase units sold pursuant to "the forward purchase <u>agreements</u> will be determined by us at our sole discretion" and if not fully drawn would be sold to investors on a pro rata basis.

Revise to clarify how the "committed capital" would make you more attractive when you disclose to targets that there is no minimum amount that must be purchased by the investors and in light of risk factor disclosure at page 42 which leaves open the possibility that you may be unable to enter into the FPA in the first instance. Also explain the reference to multiple such agreements in the above excerpt about your sole discretion. Lastly, please disclose what factors you would consider in determining how many units to sell pursuant to the FPA and whether to seek additional purchases above $40M, an option you mention.

You may contact Steve Lo, Staff Accountant, at 202-551-3394 or Craig Arakawa, Accounting Branch Chief, at 202-551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy Collins, Staff Attorney, at 202-551-3176 or, in his absence, Timothy S. Levenberg, Special Counsel, at 202-551-3707 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: David Curtiss, Esq., of Paul, Weiss et al.